UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

Commission File Number 001-31930

ANOORAQ RESOURCES CORPORATION

(Translation of registrant’s name into English)

Suite 1020, 800 West Pender Street

Vancouver, British Columbia, Canada, V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANOORAQ RESOURCES CORPORATION
(Registrant)

Date:	February 1, 2011	By:	/S/ DE WET SCHUTTE
		Name:	De Wet Schutte
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Technical Report Resource Estimate Boikgantsho Joint Venture, Northern Limb, Bushveld Igneous Complex, Limpopo Province, Republic of South Africa, dated December 22, 2004.

99.2	Technical Report Preliminary Assessment Boikgantsho Joint Venture, Northern Limb, Bushveld Igneous Complex, Northern Province, Republic of South Africa, dated March 2005.

99.3	Technical Report on the Updated Resource Estimates on the Merensky Reef and UG2 Deposits, Ga-Phasha Platinum Group Metals Project, Eastern Limb, Bushveld Complex, Limpopo Province, Republic of South Africa, dated October 19, 2007.

99.4	Technical Report: Lebowa Platinum Mine, Limpopo Province, South Africa, dated May 12, 2009.

99.5	Notice of meeting, dated May 26, 2010.

99.6	Form of proxy, dated May 26, 2010.

99.7	Amended management information circular, dated May 26, 2010.

99.8	Report of voting results, dated July 9, 2010.

99.9	Amended business acquisition report, dated September 28, 2010.